Exhibit 4.2

AMENDMENT NO. 1 TO

WARRANT AGREEMENT

This Amendment No. 1 to Warrant Agreement (this “Amendment”) is dated as of August 8, 2005, by and among American Tower Corporation (“American Tower”), SpectraSite, Inc. (“SpectraSite”), The Bank of New York (“BONY”) and EquiServe Trust Company, N.A. (“EquiServe”) and amends that certain Warrant Agreement, dated as of February 10, 2003, between SpectraSite and EquiServe (as amended, the “Warrant Agreement”). Capitalized terms used but not defined herein shall have the same meanings ascribed to such terms in the Warrant Agreement.

W I T N E S S E T H

WHEREAS, American Tower, Asteroid Merger Sub, LLC (“Merger Sub”) and SpectraSite are parties to that certain Agreement and Plan of Merger, dated as of May 3, 2005 (the “Merger Agreement”), pursuant to which SpectraSite will be merged with and into Merger Sub (the “Merger”), and Merger Sub will survive the Merger;

WHEREAS, in connection with the Merger, each share of SpectraSite common stock issued and outstanding at the time the Merger becomes effective as set forth in the relevant certificate of merger (the “Merger Effective Time”) will be converted into 3.575 shares of American Tower Class A common stock, par value $0.01 per share;

WHEREAS, pursuant to Section 12 of the Warrant Agreement, if SpectraSite is party to a merger, the successor corporation shall make appropriate provision by amendment of the Warrant Agreement so that the holders of Warrants then outstanding shall have the right at any time thereafter, upon exercise of such Warrants (in lieu of the number of shares of SpectraSite common stock theretofore deliverable) to receive the kind and amount of securities and cash receivable upon such merger as would be received by a holder of the number of shares of SpectraSite common stock issuable upon exercise of such Warrants immediately prior to such merger;

WHEREAS, pursuant to Section 22(a) of the Warrant Agreement, SpectraSite and EquiServe may supplement or amend the Warrant Agreement without the approval of any holders of Warrant Certificates, among other things, to provide for matters which SpectraSite and EquiServe may deem necessary or desirable and which shall not adversely affect the interests of the holders of Warrant Certificates; and

WHEREAS, SpectraSite and EquiServe desire to amend the terms of the Warrant Agreement in the manner set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Section 1. Effective Time. This Amendment shall be effective immediately following the Merger Effective Time, which shall occur at such time and on the terms and conditions of the Merger Agreement.

Section 2. Right to Receive American Tower Class A Common Stock. Pursuant to Section 12 of the Warrant Agreement, the holders of the Warrants outstanding immediately prior to the Merger Effective Time shall have the right at any time hereafter, upon exercise of such Warrants, to receive 3.575 shares of American Tower Class A common stock in lieu of each share of SpectraSite common stock receivable under such Warrant, with, following the Merger Effective Time, such future adjustments, if any, to the Exercise Price, the number of shares covered by each Warrant and the number of Warrants outstanding as provided in Section 10 of the Warrant Agreement.

Section 3. References to Company. References to the Company in the Warrant Agreement shall refer to American Tower, as applicable.

Section 4. Resignation and Replacement of Warrant Agent. EquiServe hereby agrees to resign as Warrant Agent under the Warrant Agreement and SpectraSite waives the 30-day prior written notice requirement in Section 19 of the Warrant Agreement. The Company hereby appoints BONY to act as Warrant Agent in accordance with the terms and conditions of the Warrant Agreement, and the Warrant Agent hereby accepts such appointment. In connection with the appointment of BONY as Warrant Agent, the references to “Canton, Massachusetts” in the last paragraph of Section 4 and the third sentence of Section 6(a) of the Warrant Agreement are hereby deleted and replaced with “New York, New York”.

Section 5. Amendment to Section 21(a). Section 21(a) of the Warrant Agreement is hereby deleted in its entirety and replaced with the following:

“(a)	If to the Company, to:

American Tower Corporation

116 Huntington Avenue, 11th Floor

Boston, MA 02116

Facsimile: 617-375-7575

Attention: General Counsel

with a copy to:

Palmer & Dodge LLP

111 Huntington Avenue

Boston, MA 02199-7613

Facsimile: 617-227-4420

Attention: Matthew J. Gardella, Esq.”.

Section 6. Amendment to Section 21(b). Section 21(b) of the Warrant Agreement is hereby deleted in its entirety and replaced with the following:

“(b)	If to the Warrant Agent, to:

The Bank of New York

101 Barclay Street, 11-E

New York, NY 10286

Facsimile: 212-815-7048

Attention: George Dalton”.

Section 7. Ratification of Warrant Agreement. Except as expressly amended hereby, the Warrant Agreement is in all respects ratified and confirmed and all the terms, conditional and provisions thereof shall remain in full force and effect.

Section 8. Benefits of this Agreement. Nothing in this Amendment shall be construed to give any Person other than American Tower, SpectraSite, BONY, EquiServe and the registered holders of the Warrant Certificates any legal or equitable right, remedy or claim under this Amendment, but this Amendment shall be for the sole and exclusive benefit of American Tower, SpectraSite, BONY, EquiServe and the registered holders of the Warrant Certificates.

Section 9. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the conflicts of law principles thereof.

Section 10. Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 11. Captions. The captions of the sections of this Amendment have been inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.

AMERICAN TOWER CORPORATION

By: /s/ William H. Hess

        Name: William H. Hess

        Title: Executive Vice President, General

                    Counsel and Secretary

SPECTRASITE, INC.

By: /s/ Stephen H. Clark

        Name: Stephen H. Clark

        Title: President and Chief Executive Officer

THE BANK OF NEW YORK

By: /s/ George Dalton

        Name: George Dalton

        Title: Vice President

EQUISERVE TRUST COMPANY, N.A.

By: /s/ Carol Mulvey-Eori

        Name: Carol Mulvey-Eori

        Title: Managing Director

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